                       OHIO POWER COMPANY
                       COOK COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
            OF HOLDING COMPANY ACT RELEASE NO. 22977
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996





                             CONTENTS


                                                            Page

Statements of Transfer Fee Billings                           1

Summary of Costs Incurred                                     2

                                                      OHIO POWER COMPANY
                                                      COOK COAL TERMINAL
                                               STATEMENTS OF TRANSFER FEE BILLINGS
                                         BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996
                                              July 1996                       August 1996                    September 19
                                     -----------------------------   ---------------------------     --------------------
                                       Tons       Fee      Amount       Tons      Fee      Amount       Tons      Fee
                                               (per ton)    (000)              (per ton)    (000)              (per ton)
                                     --------   --------   ------     --------  --------   ------     --------  --------
SERVICE TO AFFILIATES
  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant                     830,998     $1.51   $1,255      920,326     $1.51   $1,390      803,990     $1.43



SERVICE TO NON-AFFILIATES              272,478     $1.17      318      259,517     $1.11      288      263,908     $1.12
                                    ---------              ------    ---------             ------    ---------
    TOTAL                            1,103,476             $1,573    1,179,843             $1,678    1,067,898
                                    =========              ======    =========             ======    =========




96
--------
  Amount
   (000)
  ------
      [C]



   $1,150



      296
   ------
   $1,446
   ======

                          OHIO POWER COMPANY
                          COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
           BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                                                                Three
                                                                Months
                                  July      August  September   Ended
                                  1996       1996      1996    9/30/96
                                             (in thousands)
Rents                               $589       $593      $589    $1,771
Labor-UMW*                           159        165       155       479
Benefits-UMW*                        122        113       125       360
Salaries and Benefits-Nonunion        45         56        58       159
Materials and Supplies                93         63        52       208
Billed Services                       95         36       216       347
Taxes**                               63         61        62       186
Administrative and General           107        127       108       342
Inventory Adjustments***             (25)         5        23         3
Electricity                           72         79        78       229
Cost-of-Capital                       28         59        48       135
                                  ------     ------    ------    ------
     TOTAL                        $1,348     $1,357    $1,514    $4,219
                                  ======     ======    ======    ======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These
    costs are reflected in employee benefits.
*** Represents the net change in transfer costs assigned to coal inventory at the terminal.
